Exhibit 99.1

MIND CTI Reports Fourth Quarter and Full Year 2023 Results

*Board Declares Cash Dividend

* MIND CTI to Host Annual Meeting of Shareholders

Yoqneam, Israel, March 6, 2024 MIND C.T.I. LTD. – (NasdaqGM: MNDO), a leading provider of convergent end-to-end prepaid/postpaid billing and customer care product based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions, today announced results for its fourth quarter of 2023 and its full year ended December 31, 2023.

The following will summarize our business in the fourth quarter of 2023 and provide a more detailed review of the financial results for the quarter and for the full year. Full financial results can be found in the Company News section of our website at http://www.mindcti.com/company/news/ and in our Form 6-K.

Financial Highlights of Q4 2023

●	Revenues of $5.6 million, compared to $5.4 million in the fourth quarter of 2022.
●	Operating income of $ 1.2 million, or 21% of total revenue, compared to $1.2 million, or 23% of revenue in the fourth quarter of 2022.
●	Net income of $1.4 million, or $0.06 per share, compared to $1.3 million, or $0.06 per share in the fourth quarter of 2022.
●	Cash flow from operating activities of $0.7 million, compared to $1.4 million in the fourth quarter of 2022.

Financial Highlights of Full Year 2023

●	Revenues of $21.6 million, compared to $21.5 million in 2022.
●	Operating income of $4.7 million, or 22% of total revenue, compared to $5.5 million, or 26% of total revenue in 2022.
●	Net income of $5.2 million, or $0.26 per share, compared to $5.3 million, or $0.26 per share in 2022.
●	Cash flow from operating activities of $4.1 million, compared to $4.5 million in 2022.
●	Cash position of approximately $16.6 million as of December 31, 2023.

Monica Iancu, MIND CTI’s Chief Executive Officer, commented: “The revenue mix between the billing segment and the messaging segment led to lower operating margins in 2023. The Euro appreciation to the U.S. dollar had a positive impact on our total revenues, but it also led to increased personnel expenses. The decrease in cash flow from operating activities in 2023 compared to 2022 is mainly due to extended payment terms, uncommon to us, in one of our projects.

“In our billing segment, we experienced some revenue decline, mainly due to the delay in completion of a project for the implementation of our MINDBill convergent BSS and the migration from incumbent systems to the MINDBill platform, for reasons that are not in our control. The messaging segment’s business results are difficult to predict, as external factors have a strong impact on both revenues and margins. We expect our business results to present volatility in revenues, margins and cash flows.

“We continue to pursue M&A opportunities that could be a source of growth and at the same time we continue to invest in new technologies to enhance our offering, to support 5G technologies, to migrate to native cloud solutions and to support carriers’ digital transformation.”

Revenue Distribution for Q4 2023

Revenues in Europe represented 62% (including the messaging segment revenues in Germany that represented 39%), revenues in the Americas represented 33%, and revenues in the rest of the world represented 5% of our total revenues.

Revenues from our customer care and billing software were $2.9 million, or 52% of total revenues, revenues from enterprise messaging and payment solutions were $2.2 million, or 39% of our total revenues, and revenues from our enterprise call accounting software were $0.5 million, or 9% of total revenues.

Revenues from maintenance and additional services were $5.5 million, or 98% of our total revenues, while revenues from licenses were $0.1 million, or 2% of our total revenues.

Revenue Distribution for Full Year 2023

Revenues in Europe represented 54% (including the messaging segment revenues in Germany that represented 37%), revenues in the Americas represented 37%, and revenues in the rest of the world represented 9% of our total revenues.

Revenues from our customer care and billing software were $11.5 million, or 53% of total revenues, revenues from enterprise messaging and payment solutions were $7.9 million, or 37% of our total revenues, and revenues from enterprise call accounting software were $2.2 million, or 10% of our total revenues.

Revenues from maintenance and additional services were $21 million, or 97% of our total revenues, compared to $20.9 million or 97% of our total revenues in 2022, while revenues from licenses were $0.6 million, or 3% of our total revenues, compared to $0.6 million, or 3% of total revenues in 2022.

Follow-on Orders and New Win in 2023

Throughout 2023, we had multiple follow-on orders and one new win.

The win was with a European customer, early in the third quarter of 2023. The project completion is expected during the third quarter of 2024.

The follow-on orders from longtime existing customers mainly included license upgrades, based on number of subscribers, enhancements of scope with additional functionality and implementations of our online store / e-commerce module that we developed.

Dividend Distribution

We first adopted a dividend policy in 2003 and we continue to believe that our annual dividends enhance shareholder value.

Taking into consideration our dividend policy and the remaining cash after the distribution, on March 6, 2024, our Board of Directors declared a gross dividend of $0.24 per share. The record date for the dividend will be March 20, 2024, and the payment date will be April 4, 2024. Tax will be withheld at a rate of 20%.

AGM

MIND also announced today that its 2024 Annual General Meeting of Shareholders will be held on May 6, 2024, at 10:00 A.M. (Israel time), at the offices of the Company, 2 HaCarmel Street, Yoqneam 2066724, Israel.

Shareholders of record at the close of business on April 3, 2024 are entitled to vote at the Meeting. All shareholders are cordially invited to attend the Meeting in person. Proxy statements and proxy cards for use by shareholders that cannot attend the meeting in person will be sent by mail.

The agenda of the meeting is as follows:

(i)	to reappoint Fahn Kanne & Co. Grant Thornton Israel as the Company’s independent auditor until the close of the following Annual General Meeting and to authorize the Board of Directors of the Company to determine its remuneration or to delegate the Audit Committee thereof to do so;

(ii)	to elect Ms. Orly Sorokin as a Class III director of the Company until the 2027 Annual General Meeting; and

(iii)	to discuss the Company’s audited financial statements for the year ended December 31, 2023.

About MIND

MIND CTI Ltd. is a leading provider of convergent end-to-end billing and customer care product-based solutions for service providers, unified communications analytics and call accounting solutions for enterprises as well as enterprise messaging solutions. MIND provides a complete range of billing applications for any business model (license, SaaS, managed service or complete outsourced billing service) for Wireless, Wireline, Cable, IP Services and Quad-play carriers. A global company, with over twenty-five years of experience in providing solutions to carriers and enterprises, MIND operates from offices in Israel, Romania, Germany and the United States.

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company’s business strategy are “forward-looking statements”, including estimations relating to the impact of the political situation in Ukraine, expectations of the results of the Company’s business optimization initiative, integration of the company’s acquisitions and its projected outlook and results of operations. These statements are based on management’s beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including, but not limited to, economic conditions in our key markets, as well as the risks discussed in the Company’s annual report and other filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:

Andrea Dray

MIND C.T.I. Ltd.

Tel: +972-4-993-6666

investor@mindcti.com

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	U.S. dollars in thousands (except per share data)

REVENUES	$5,609	$5,368	$21,612	$21,551
COST OF REVENUES	2,834	2,589	10,746	10,044
GROSS PROFIT	2,775	2,779	10,866	11,507
OPERATING EXPENSES:
Research and development	868	837	3,538	3,495
Selling and marketing	358	344	1,162	965
General and administrative	395	389	1,417	1,523
Total operating expenses	1,621	1,570	6,117	5,983
OPERATING INCOME	1,154	1,209	4,749	5,524
FINANCIAL INCOME, net	345	150	777	93
INCOME BEFORE TAXES ON INCOME	1,499	1,359	5,526	5,617
TAXES ON INCOME	65	87	359	330
NET INCOME	$1,434	$1,272	$5,167	$5,287

EARNINGS PER SHARE - in U.S. dollars:
Basic	$0.06	$0.06	$0.26	$0.26
Diluted	$0.06	$0.06	$0.25	$0.26

WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTATION OF EARNINGS PER SHARE - in thousands:
Basic	20,218	20,170	20,163	20,099
Diluted	20,501	20,404	20,471	20,397

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	December 31,
	2023	2022
	U.S. dollars in thousands
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$2,958	$5,265
Short-term bank deposits	13,464	12,040
Marketable securities	182	174
Accounts receivable, net	2,295	2,357
Other current assets	538	293
Prepaid expenses	277	169
Total current assets	19,714	20,298

NON-CURRENT ASSETS:
Accounts receivable	714	58
Severance pay fund	2,051	1,914
Deferred income taxes	102	143
Property and equipment, net	216	225
Right-of-use assets, net	690	946
Intangible assets, net	266	374
Goodwill	7,872	7,785
Total assets	$31,625	$31,743

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$989	$937
Other current liabilities and accruals	1,749	1,978
Current maturities of lease liabilities	218	271
Deferred revenues	1,517	1,986
Total current liabilities	4,473	5,172

LONG-TERM LIABILITIES:
Deferred revenues	100	107
Lease liabilities, net of current maturities	424	615
Accrued severance pay	2,060	1,930
Deferred income taxes	80	112
Total liabilities	7,137	7,936

SHAREHOLDERS’ EQUITY:
Share capital	54	54
Additional paid-in capital	27,776	27,546
Accumulated other comprehensive loss	(1,001)	(1,073)
Accumulated deficit	(1,334)	(1,662)
Treasury shares	(1,007)	(1,058)
Total shareholders’ equity	24,488	23,807
Total liabilities and shareholders’ equity	$31,625	$31,743

MIND C.T.I. LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2023	2022	2023	2022
	U.S. dollars in thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$1,434	$1,332	$5,167	$5,287
Adjustments to reconcile net income to net cash provided
by operating activities:
Depreciation and amortization	49	61	196	193
Deferred income taxes, net	31	27	6	7
Accrued severance pay	18	18	46	41
Unrealized loss (gain) from marketable securities, net	(6)	2	(8)	34
Realized loss on sale of marketable securities, net	-	2	-	11
Employees share-based compensation expenses	68	69	281	258
Changes in operating asset and liability items:
Increase in accounts receivable, net	(412)	(103)	(549)	(666)
Increase in other current assets	(125)	(10)	(244)	(149)
Decrease (increase) in prepaid expenses	161	(7)	(108)	(45)
Increase (decrease) in accounts payable	172	(241)	20	139
Increase (decrease) in other current liabilities and accruals	35	296	(243)	(265)
Change in operating lease liability	30	29	12	(71)
Increase (decrease) in deferred revenues	(744)	24	(476)	(216)
Net cash provided by operating activities	711	1,439	4,100	4,558

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment in marketable securities	-	(3)	-	(11)
Purchase of property and equipment	(11)	(17)	(64)	(130)
Severance pay funds	(12)	(15)	(53)	(61)
Proceeds from (investment in) short-term bank deposits	(280)	100	(1,424)	2,031
Net cash provided by (used in) investing activities	(303)	65	(1,541)	1,829

CASH FLOWS FROM FINANCING ACTIVITIES:
Dividend paid	-	-	(4,839)	(5,227)
Net cash used in financing activities	-	-	(4,839)	(5,227)

TRANSLATION ADJUSTMENTS ON CASH AND CASH EQUIVALENTS	(26)	103	(27)	(77)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	382	1,607	(2,307)	1,083
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,576	3,658	5,265	4,182
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF PERIOD	$2,958	$5,265	$2,958	$5,265